UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                FORM 12b-25
                                                        SEC FILE NUMBER
                        NOTIFICATION OF LATE FILING         0-6512


                                                          CUSIP NUMBER
                                                           893888107


   XX Form 10-KSB  __ Form 20-F  __ Form 11-K  __ Form 10-Q  __ Form N-SAR

     For Period Ended:  December 31, 1995
          [  ] Transition Report on Form 10-KSB
          [  ] Transition Report on Form 20-F
          [  ] Transition Report on Form 11-K
          [  ] Transition Report on Form 10-Q
          [  ] Transition Report on Form N-SAR
          For the Transition Period Ended:


Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Items to which the notification relates:


PART I - REGISTRANT INFORMATION

Transtech Industries, Inc.
Full Name of Registrant

Scientific, Inc. and, formerly, Scientific Chemical Treatment Co., Inc. Former Name if Applicable

200 Centennial Avenue, Suite 202
Address of Principal Executive Office (Street and Number)

Piscataway, New Jersey 08854
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[X]: (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]: (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

See attached extra sheet.

Page

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                       Vice President-Finance, Chief
Andrew J. Mayer, Jr.   Financial Officer & Secretary   (908)     981-0777
      Name                    Title                  Area Code  Tel. Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                       [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [X] Yes  [ ] No
          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                        TRANSTECH INDUSTRIES, INC.
          (Exact name of registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Date    April 1, 1996                By /s/ Robert V. Silva
                                     Robert V. Silva, President and Chief
                                     Executive Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                 ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Page
GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 10549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4 Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.



Page


                   EXTRA SHEET TO FORM 12b-25


                   NOTIFICATION OF LATE FILING

               OF ANNUAL REPORT ON FORM 10-KSB OF

                   TRANSTECH INDUSTRIES, INC.




PART III - NARRATIVE

     On March 1, 1996, the Registrant completed the sale of a subsidiary the value of whose assets represented substantially all of Registrant's pre-deposition asset value. On March 26, 1996 an explosion destroyed the sole manufacturing facility of an entity which is obligated to pay the Registrant approximately $120,000. Additional time is required to gather, assess and verify information related to such sale and the creditworthiness of such entity so that the Registrant can make an accurate filing.